SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 10, 2026.

To

CVM – Brazilian Securities and Exchange Commission

Attn.: Superintendence of Company Relations - SEP

Nilza Maria Silva de Oliveira

Manager

Sergio Henrique Bunioto

Federal Capital Market Inspector

Ref.: Request for clarification regarding news report - CVM Proceeding No. 19957.017957/2026-61

Dear Sir/Madam,

We refer to Official Letter No. 296/2026/CVM/SEP/GEA-1 (the “Letter”), dated November 9, 2026, pursuant to which you requested clarifications from Braskem S.A. (“Braskem” or the “Company”), as detailed below:

“Dear Director,

We refer to the news reports published on November 7 and 8, 2026, indicated below, which contained the following main statements:

“Braskem and creditors diverge on capital contribution and debt, sources say”

Valor Econômico - November 7, 2026

“Braskem and a group of creditors concluded the round of meetings held in New York without reaching an agreement on Petrobras' capital contribution and the portion of the debt to be converted into equity interests, Valor has learned. The deadline set by the parties to agree on the main terms of the extrajudicial reorganization expired on Friday (6), after three extensions. The judicial deadline, however, ends on November 22.

As a result, the company is moving closer to filing for judicial reorganization.”

[...]

“Braskem shareholders give up on capital injection, sources say”

Bloomberg Línea - November 8, 2026

“Negotiations between Braskem (BRKM5) and its creditors regarding an extrajudicial reorganization of its debt have deteriorated, and shareholders have withdrawn a capital injection proposal considered essential to reaching an agreement should discussions remain on the current terms, according to people familiar with the matter.

Following meetings with creditors in New York this week, shareholders decided to step back from their commitment to contribute capital to Braskem after bondholders rejected a proposal that included the conversion of US$3.8 billion of debt into equity, said the people, who requested anonymity to discuss matters that are not public. Negotiations remain ongoing and no final decision has been made.

[...]

With the parties still far apart on key terms, a potential filing for judicial reorganization has once again become an alternative for Braskem and its shareholders, the people said.”

[...]

In this regard, we request that you clarify whether the statements contained in the news reports are accurate and, if so, inform the reasons why you understood that they did not constitute a Material Fact, pursuant to CVM Resolution No. 44 of 2021, as well as comment on any other information deemed relevant on the matter.”

The Company reiterates that, as disclosed in (i) the Material Fact dated September 26, 2025, it retained specialized financial and legal advisors to assist the Company in preparing a comprehensive assessment of strategic financial alternatives aimed at optimizing its capital structure; (ii) the Material Fact dated June 25, 2026, the Company and certain holders and investment managers of one or more of the Senior Notes and Debentures issued or guaranteed by Braskem (“Investors”), together with their respective advisors, have been exchanging information and indicative and non-binding proposals regarding terms and conditions in the context of a potential reorganization of the Company's capital structure (“Restructuring”); and (iii) the Material Fact dated August 24, 2026, the Company filed, on August 24, 2026, a petition for extrajudicial reorganization (“Extrajudicial Reorganization”), which was assigned to the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo, and secured the participation in the extrajudicial reorganization plan that was filed (the “Plan”) of unsecured creditors who, collectively, represent 39.6% of the claims subject thereto (“Signatory Creditors”).

As also disclosed in the Material Fact dated August 24, 2026, the Plan, which is available on Braskem's investor relations website and on the websites of the CVM and B3, establishes, among other things, the general parameters that will form the basis for negotiations among the debtors, their main shareholders and their financial creditors regarding the terms and conditions of an updated plan (the “Updated Plan”), to be submitted within 90 days from the filing of the petition for Extrajudicial Reorganization. In addition, the Plan establishes certain milestones to be achieved during the negotiation of the Updated Plan, as well as certain early termination rights under the Plan for the benefit of the Signatory Creditors. One of these milestones is reaching an agreement in principle on the commercial terms and conditions of the Updated Plan among the debtors, their main shareholders and the Signatory Creditors. The deadline for reaching such agreement in principle has been extended from time to time, and the most recent extension postponed it to November 12, 2026, considering that, pursuant to clauses 1.1.37 and 1.2.7 of the Plan, November 11, 2026, is not considered a business day for purposes of the Plan.

In this regard, and with respect to the Letter, the Company reiterates that, as disclosed in the response to B3 Letter No. 293/2026-SLE published on September 25, 2026, in the Material Fact disclosed on October 24, 2026, and in the response to B3 Letter No. 328/2026-SLE published on October 27, 2026, the Company and certain Investors, together with their respective advisors, continue to exchange information and indicative and non-binding proposals regarding the terms and conditions of the Updated Plan, and, accordingly, negotiations in the context of the Extrajudicial Reorganization remain ongoing. The Company's management will evaluate the appropriate measures should it not be possible to reach an agreement on the terms of the Restructuring by the end of the established deadline.

The terms, conditions and deadlines of the proposals that have been exchanged, as well as other parameters to be included in the Updated Plan, are non-binding and subject to negotiation and agreement by the Company, its main shareholders and the Signatory Creditors, and to the approvals required under the applicable governance.

The Company reaffirms its commitment to pursuing a consensual, structural and orderly solution for its capital structure, while ensuring the continuity of its operations in the ordinary course of business.

There being no further matters to address at this time, we remain at your disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11)

3576-9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.